SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, February 11, 2020 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “the Company”) (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announced today the execution of sale and leaseback agreements of 11 Boeing 737 Next Generation (NG) aircraft with Carlyle Aviation. This will further accelerate GOL’s fleet renewal and balance sheet deleveraging. GOL intends to replace these NGs with Boeing 737 MAX-8 aircraft over the next few years.

Value creation

Since 2005, when GOL closed its first order for 80 Boeing 737s, the Company has realized over R$1.5 billion of gains on its aircraft portfolio. The 2005 order was comprised of 40 aircraft financed with a U.S. Ex-Im Bank guarantee, and 40 aircraft financed via sale and leaseback transactions. All of GOL’s aircraft have been sold to unrelated parties, with gains, and all cash proceeds have been used to pay for aircraft re-deliveries and reduce secured and unsecured debt.

As GOL transitions its fleet to approximately 50% Boeing MAX aircraft by 2025, it expects to create over R$4.0 billion of value for all GOL shareholders, comprised of over R$2.0 billion of equity value in aircraft assets and over R$2.0 billion of increased income from greater revenue productivity and lower fuel burn.

“GOL’s sophisticated capacity discipline enables us to operate at a lower cost than other less efficient airlines, and the sale of these 11 NGs reinforces the flexibility of our fleet plan,” said Celso Ferrer, GOL’s Vice President of Operations.

Balance sheet deleveraging

The sale of these 11 aircraft will reduce GOL’s net debt by approximately R$500 million, comprised of a R$130 million reduction in finance lease debt and a R$370 million increase in cash liquidity.

Subsequently, the Company plans to use a portion of these proceeds to call the outstanding amount of its 8.875% Senior Notes due in 2022.  The asset management income and reduction in interest expense will contribute over R$420 million to the Company’s 2020 earnings and improve GOL’s credit ratios by reducing the net debt/EBITDA ratio by 0.2x and increasing the EBITDA/net interest expense ratio by 0.5x.

“GOL accelerated its fleet renewal and modernization plan in light of favorable market conditions for transactions of Boeing 737 NGs,” said Richard Lark, GOL’s Chief Financial Officer. “Our track record of consistent gains obtained from our aircraft portfolio has provided continuous value creation for all of GOL’s shareholders”.

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Capacity management

The accelerated fleet renewal will not alter GOL’s planned capacity, as these aircraft will be returned simultaneously with the receipt of 737 MAX-8 aircraft under its order with Boeing.

GOL is committed to upgauging its fleet to further drive operating efficiency. By 2025, approximately 50% of the fleet will be comprised of 737 MAXs. Over the next five years, the transition to the MAX is expected to increase productivity by over 20% and reduce fuel consumption by approximately 15%.

“We believe the Boeing 737 is the best aircraft for the Brazilian market due to its ability to achieve over 13 hours of aircraft utilization in high density markets. This supports our highly flexible capacity management model, as well as providing high liquidity and market value consistency in our fleet,” added Mr. Ferrer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.